

A LETTER TO THE SHAREHOLDERS OF DARDEN RESTAURANTS, INC.

It is Time for Substantial Change at Darden

Starboard Has Nominated a Slate of Twelve Highly Qualified Directors for Election at Darden's 2014 Annual Meeting

It is Time for the Current Board to be Held Accountable for Years of Poor Performance, Egregious Corporate Governance, and Substantial Shareholder Value Destruction

May 22, 2014

Dear Fellow Shareholders:

Starboard Value LP, together with its affiliates ("Starboard"), currently has an ownership interest of approximately 6.2% in Darden Restaurants, Inc. ("Darden" or the "Company"), making us one of the Company's largest shareholders. As you know, since Darden first announced on December 19, 2013 that it was seeking to complete a sale or spin-off of Red Lobster (the "Red Lobster Separation"), shareholders and analysts alike have been outspoken in their serious concerns and criticisms that such a decision would be an irreversible mistake that would lead to substantial destruction of shareholder value.

On December 23, 2013 we filed our initial 13D with the SEC disclosing our share ownership, stating that we believe substantial opportunities exist to create value within the control of management and the board of directors of the Company (the "Board"), and expressing serious concerns with management's proposed plan to separate Red Lobster (the "Red Lobster Separation"). Over the following several months, we tried to engage constructively with members of management and certain Board members to discuss various alternatives that we felt could create substantial value for shareholders and would be highly preferential to the proposed Red Lobster Separation. However, it became readily apparent that Darden was neither interested in, nor open to exploring, any alternative other than the misguided plan that had been previously announced. We also tried to caution management that separating Red Lobster, as management had proposed, could destroy substantial value, and that the Red Lobster Separation should be put on hold until a more fulsome and objective exploration of strategic alternatives could be conducted to ensure the Company's decisions would maximize value for shareholders. There was no reason to rush such an important decision.

When management continued to push forward with the Red Lobster Separation, despite shareholder and analyst pushback, we had no choice but to go directly to shareholders to prove to the Board that we were not the only ones with serious concerns. On April 22, 2014, we completed the arduous process required under the Company's incredibly restrictive Charter and Bylaws to solicit written requests from 50% of the Company's outstanding shares to call a special meeting of shareholders (the "Special Meeting") in order to provide shareholders with a forum to formally express their views on management's proposal to separate Red Lobster. A significant majority of shareholders joined with us in demanding the Special Meeting be called, which should have made it abundantly clear to the Board and management that shareholders had serious concerns with the proposed plan for Red Lobster. The 57% of outstanding shares that delivered written requests to hold the Special Meeting represent approximately 80% of the shares realistically available to vote on such a matter, an overwhelming show of support. Any board committed to representing their shareholders' interests would have taken this shareholder directive seriously and called the Special Meeting without delay.

Unfortunately, rather than pausing or even taking the steps required to hold the Special Meeting, Darden's current Board ignored the Special Meeting request and instead appears to have accelerated the process to separate Red Lobster. On May 16, 2014, in one of the most egregious violations of shareholder trust we have ever seen, Darden announced that it had signed an agreement to sell its Red Lobster business and real estate assets for approximately $1.6 billion in net proceeds (the "Red Lobster Sale") in a transaction that is not subject to a shareholder vote. *Based on our estimates, these net proceeds represent just $100 million more than the value of Red Lobster's real estate, which we believe could have been realized tax free, implying that Darden is essentially giving away the Red Lobster operating business, an iconic brand with $2.5 billion in sales, for less than 1x EBITDA.* By signing what appears to be a binding agreement to sell Red Lobster that is not subject to shareholder approval prior to holding the Special Meeting, the Board has violated a clear shareholder directive and disenfranchised shareholders. Darden's current Board has now confirmed our worst fears that it has no respect for the sanctity of shareholder rights and seems to place little value on protecting the interests of the shareholders it is meant to represent. It is clear, now more than ever, that the Board must be replaced with new qualified directors who will commit to representing the best interests of all shareholders.

The Red Lobster Sale is unquestionably a bad deal for shareholders (as described below). However, the potential to turn around Red Lobster was just one element of the value creation opportunity. Despite the current management and Board's obvious contempt for shareholder interests, a tremendous opportunity still exists to unlock substantial value at Darden. However, realizing this opportunity will require substantial change to the composition of the Board, better execution, a new strategy, and a clear vision for Darden. As we have previously outlined in our letters and presentations, significant opportunities exist to create value through a combination of:

(i)   turnaround initiatives within the core brands, including substantial cost reductions, margin improvement, and a radically improved guest experience;

(ii)   a tax-efficient strategy to monetize the remaining real estate assets;

(iii)   strategic separations of the business, including a potential spin-off of the Specialty Restaurant Group; and

(iv)   franchising opportunities domestically and internationally that would both increase growth and improve returns on capital.

In conjunction with certain of our highly qualified nominees, our group of advisors, and one of the leading operationally-focused consulting firms, we have identified (i) substantial cost reduction opportunities in the areas of food, labor, general and administrative, advertising, and other expenses, and (ii) meaningful opportunities to drive revenue through improved food quality, speed of service, and sales of high-margin food and alcohol items. Taken together, we believe all of these initiatives, if executed successfully, could yield substantial improvements in earnings, cash flow, and shareholder value.

We remain committed to our investment in Darden, and as disclosed today, have increased our ownership following the stock price decline related to the sale of Red Lobster. Although we remain extremely disappointed with the Red Lobster sale, we are excited by the prospect of a future for Darden under the direction of a newly constituted board of directors.

For far too long, Darden shareholders have suffered mightily under the failed leadership of a Board that has blatantly disregarded the best interests of shareholders. Even before this recent Red Lobster debacle, the current Board had presided over an extended period of poor stock price performance, poor operating performance, poor corporate governance, and destruction of shareholder value. While it has been clear for some time that some level of change would be required at Darden to increase and protect value for shareholders, this self-serving and value destructive Red Lobster Sale flies in the face of corporate democracy and has made it absolutely clear that the majority of Darden's current directors must be replaced at the Annual Meeting. Therefore, yesterday we delivered a letter to Darden nominating 12 highly qualified director candidates for election to the Board at the 2014 annual meeting of shareholders (the "Annual Meeting"). Although we reserve the right to make adjustments to the number of directors and composition of our slate, *we have carefully selected a group of nominees with diverse skill sets in areas directly relevant to Darden's business, its current challenges, and its opportunities. Our director candidates collectively bring decades of restaurant experience, a proven ability to execute, financial acumen, and an unequivocal commitment to respect and represent the best interests of all shareholders.* These director nominees will bring the much needed change that is required at Darden. The Annual Meeting cannot come soon enough.

THE RED LOBSTER SALE REPRESENTS A SUBSTANTIAL DESTRUCTION OF SHAREHOLDER VALUE

Darden's poor governance practices have not only resulted in an extended period of underperformance, but now, with the Red Lobster Sale, have led to a substantial destruction of shareholder value that was easily avoidable. We tried to stop the Company from making this mistake. We gathered support from a substantial majority of shareholders to hold the Special

Meeting to discuss this very topic. We published two detailed presentations (available at http://tinyurl.com/March31-Investor-Presentation and http://tinyurl.com/Primer-On-Darden-Real-Estate) and seven letters urging the Board to listen to the will of shareholders and put the Red Lobster Separation on hold. Other shareholders and numerous sell-side analysts also published letters, presentations, and reports criticizing the planned Red Lobster Separation and urging the Company to reconsider. The Board chose to ignore its shareholders. The Board chose to destroy value.

On May 16, 2014, Darden announced the Red Lobster Sale, in which Darden's Red Lobster operating business and real estate assets would be sold to Golden Gate Capital ("Golden Gate") for gross proceeds of approximately $2.1 billion and net proceeds of $1.6 billion, after taxes. Golden Gate concurrently signed an agreement to sell Red Lobster's real estate to American Realty Capital Properties, Inc. ("ARCP") for $1.5 billion, so their actual purchase price for the Red Lobster operating business is just $600 million. More concerning for Darden shareholders, however, is that because of the tax-inefficient manner in which the transaction was structured, *the net proceeds to Darden of $1.6 billion, less the $1.5 billion of real estate value that we believe could have been realized by Darden tax-free, means that the value received for Red Lobster's operating business was a paltry $100 million, or less than 1x EBITDA.*[1]

Red Lobster is an iconic brand that is recognizable to almost every person in this country, and many around the world. It has $2.5 billion in sales and is profitable today even on a fully-leased basis during a very difficult period for performance. It is unconscionable that Darden would have sold Red Lobster for what amounts to $100 million of net after tax proceeds, effectively giving it away.

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[1]As we demonstrated in our presentation entitled *A Primer on Darden's Real Estate* (dated March 31, 2014 and available at http://tinyurl.com/Primer-On-Darden-Real-Estate), the real estate could have been separated in a tax-free or tax-efficient manner through a number of alternatives. In such a separation, as we clearly laid out in a separate presentation released on the same date (available at http://tinyurl.com/March31-Investor-Presentation), Red Lobster's real estate would be worth approximately $1.5 billion. The price paid by ARCP confirms this value. One example of a tax-free transaction that we discussed was for all or a portion of Darden's real estate assets to be spun off into a publicly traded REIT in a variety of potential transaction structures. Alternatively, all or a portion of the real estate could be merged with a publicly traded REIT and the ownership interest in that REIT could be distributed to Darden shareholders on a tax-free basis. The simplest way in which this could be accomplished would be through a Reverse Morris Trust transaction in which shareholders of Darden end up owning greater than 50% of the merged entity. We have had discussions with REITs that are of the appropriate scale for such a transaction, and that we believe are interested in pursuing a transaction with Darden, if given the opportunity. Further, as we outlined in detail, the 50% test can be met in a number of ways, and is only one of a number of safe harbors any one of which would allow the transaction to be consummated on a tax-free basis. Further, as we described in detail, there are other transaction structures that would allow Darden to sell or merge its real estate on a tax-free basis. For details, please see Section VI of our real estate primer.



(1) Pro-forma operating EBITDA assumes Red Lobster LTM EBITDA of $229 million less assumed rental income of $119 million.

$100 million in value / $111 million in Operating EBITDA = 0.9x

Further, since Darden plans to use $1 billion of the proceeds to repay debt in what appears to be a voluntary prepayment, it is likely that Darden will have to pay make-whole payments on this prepayment. It is possible that these make-whole payments could use up the entire $100 million received for the operating business, or more.

While Darden has claimed that the transaction multiple for the Red Lobster Sale is 9x EBITDA, this is a gross distortion of the facts. Darden's highly misleading press release and investor presentation released on May 16, 2014 (the "Red Lobster Sale Presentation") are only a thinly veiled attempt to confuse shareholders regarding the true economics of the transaction. As discussed above, the value that Darden is actually receiving for Red Lobster's operating business, net of taxes, is only $100 million, or less than 1x EBITDA. Further, as we demonstrate below, the price paid by Golden Gate represents, at best, only approximately 5.4x EBITDA for the operating business of Red Lobster (the multiple Darden receives is significantly lower than the multiple Golden Gate pays because of taxes). Additionally, these multiples are on trough EBITDA, giving no credit to a potential turnaround in the business or an expected improvement in shrimp prices. *The fact that the Company would refer to this deal as being done at 9x EBITDA demonstrates management and the Board's fundamental lack of understanding of the assets they sold and a predilection for misleading shareholders.*

Transaction from Golden Gate's Perspective	($ in millions)
Purchase price for Red Lobster operating business and real estate	$2,100
Less: Real estate sold to ARCP	($1,500)
Purchase price for operating business	$600
Red Lobster LTM EBITDA	$229
Less: Rent from sale-leaseback	($119)
Pro-forma EBITDA for operating business	$111
EBITDA multiple paid for Red Lobster operating business	**5.4x**

The 5.4x EBITDA multiple paid by Golden Gate to acquire Red Lobster compares to Darden's current multiple of approximately 9.5x and the peer group average of approximately 10.5x. Further, since private equity firms typically lever retail businesses between 2x EBITDA and up to 5x EBITDA, it is possible Golden Gate may not need to put significant equity capital into the transaction, essentially *giving them a free option on an iconic brand with $2.5 billion in sales that is profitable today even on a fully-leased basis during its worst ever period of performance.*

The facts outlined above are in stark contrast to management's previous assertions that Red Lobster's current and temporary challenges, such as elevated shrimp prices, would not impact the deal price and that buyers would pay for future margin improvement. As judged by the price paid, this was obviously not the case – Golden Gate is paying a low multiple on current earnings and keeping all of the upside from a potential turnaround. Further, Darden insisted that the Red Lobster Separation must be pursued immediately, without any explanation for why now was the right time, during Red Lobster's trough performance. The only logical reason for this would have been if Darden expected to receive a premium offer for Red Lobster that it could not expect to secure in the future. This was obviously not the case, since Darden ended up practically giving the Red Lobster operating business away.

THE REAL ESTATE COMPONENT OF THE RED LOBSTER SALE CONFIRMS THAT THERE IS TREMENDOUS VALUE IN DARDEN'S REAL ESTATE

We and other shareholders have maintained for some time that Darden's real estate was highly valuable and that opportunities existed to unlock value through a real estate separation. Management, on the other hand, has maintained that the values we and other shareholders placed on the real estate were not realistic, and that separating the real estate was not feasible. The Red Lobster Sale clearly demonstrates, however, that separating Darden's real estate is feasible, and confirms that the approximately $4 billion estimate that we published for Darden's real estate value was conservative. The $1.5 billion paid by ARCP is approximately in-line with the value that we estimated for Red Lobster's real estate in our investor presentation dated March 31, 2014 (available at http://tinyurl.com/March31-Investor-Presentation). However, as we have said repeatedly, because the credit risk of the tenant is an important consideration for real estate buyers, one would expect a real estate buyer to pay less for the real estate of a highly leveraged, private equity-owned Red Lobster than it would to buy those very same properties as part of a package of multiple restaurant concepts from Darden, a diversified investment grade tenant. Since Darden's other properties are at least as attractive as Red Lobster's to real estate buyers, these properties are likely worth even more than we originally estimated. As we will detail in future presentations, we now believe *the remaining real estate at Darden is worth approximately $2.5 to $3 billion, and opportunities still exist to create substantial value for shareholders by separating this real estate in a tax-efficient manner.*

It is also worth noting that although Darden claimed that they could not pursue any real estate transaction because of debt breakage costs, ironically it appears that with the Red Lobster Sale the Board has chosen to pursue one of the few potential transactions that will actually lead to substantial debt breakage costs.

MANAGEMENT AND THE BOARD'S FAILURE TO CALL THE SPECIAL MEETING IN A TIMELY MANNER IS AN EGREGIOUS ACT OF SHAREHOLDER DISENFRANCHISEMENT

The announcement of the Red Lobster Sale demonstrates that Darden's current Board does not regard upholding shareholder interests as a priority and has been misleading shareholders for an extended period of time. The rationale given in the Red Lobster Sale Presentation for ignoring the validly delivered Special Meeting request from the majority of Darden's shareholders is misleading and demonstrates a clear contempt for the concerns of shareholders. For example, Darden claims that it did not hold the Special Meeting or agree to make the transaction subject to approval because bidders told them this would add uncertainty to the transaction process. This excuse is not even remotely credible, as explained by the *New York Times* on May 20, 2014, *"Darden also contends that it asked the buyer, Golden Gate Capital, for a shareholder vote on the sale, but that it refused. That position is laughable, of course, because Golden Gate would obviously decline such a vote unless Darden demanded it."* It is important to note that:

- Private equity firms routinely participate in due diligence processes to acquire public companies or subsidiaries that require shareholder approval.

- If posed as a question and given a choice, obviously a private equity firm would prefer fewer closing requirements, such as a shareholder vote. It is the Board's responsibility to demand deal terms and structures that are in shareholders' best interests.

- The Board did not receive final bids until April 29, 2014. We first raised concerns publicly about the proposed Red Lobster Separation on Dec 23, 2013. We announced our intention to request that Darden call the Special Meeting on February 24, 2014, more than two months before the bid date for Red Lobster. Had Darden been interested in hearing what shareholders had to say, rather than endlessly delaying the Special Meeting in the hopes of rushing through a deal, Darden could easily have called the meeting well in advance of the bid date.

- If, ultimately, a deal is done at such a low value that it would not receive shareholder approval, why would any board push so hard for such a deal to go through?

Darden has claimed that although shareholders supported the calling of the Special Meeting, some shareholders had not yet decided how they would vote at the meeting. This strikes us as a reason to hold the Special Meeting promptly, so that shareholders can have the opportunity to hear both sides' arguments and then decide, rather than to avoid the meeting altogether. Further, as we noted, a significant majority of shareholders joined with us in demanding the Special Meeting be called, which should have made it abundantly clear to the Board that shareholders had serious concerns with the proposed plan for Red Lobster. *Instead of honoring the wishes of shareholders and calling the Special Meeting, the Board decided it knew best and chose to completely ignore the will of Darden's shareholders.*

The fact that the Company now says it plans to hold the Special Meeting, after signing what appears to be a binding contract committing the Board to sell Red Lobster regardless of the results of such meeting, demonstrates just how disconnected this Board is from reality and simply adds insult to injury. It further demonstrates that the Board feels as if they have no obligation to represent shareholder interests, and is intent on making a mockery of corporate governance. The Special Meeting is only worth shareholders' time and cost if the Board would take into account the result of the Special Meeting. The Board committed to do just this in its revocation statement filed with the SEC in connection with our request to call the Special Meeting (the "Revocation Statement"), stating "serious consideration will be given to the results of the meeting." By signing a binding agreement to sell Red Lobster, the Board has now pledged *not* to honor the results of the Special Meeting. Further, following our delivery of written requests on April 22, 2014, Darden stated that it would "address the special meeting request as appropriate." How can the Board possibly conclude that the "appropriate" time to hold the meeting is after it has signed a contract under which the Board is prevented from considering the results of the meeting?

While we plan to review the definitive agreement for the Red Lobster Sale to determine whether it is feasible for Darden to terminate the transaction, if such a termination is not feasible, we plan to withdraw our request to hold the Special Meeting, as it would in that case be a clear waste of time and money. Our efforts are now better focused on removing and replacing the Board members who allowed such a travesty of corporate stewardship to take place.

OUR DISAPPOINTMENT IN THE RED LOBSTER SALE WAS SHARED BROADLY

We are not the only ones who were shocked and disappointed by the Red Lobster Sale, as demonstrated by the more than 5% decline in the stock price since the announcement of the sale.[2] In fact, the Red Lobster Sale shows such contempt for the interests of Darden's shareholders that it inspired sell-side analyst Mark Kalinowski of Janney Capital Markets to publish a report entitled *Who Knew Lobsters Had Middle Fingers?* and highly critical commentary from other shareholders and sell-side analysts, including:

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[2]Stock price change from close on May 15, 2014 through close on May 20, 2014.

> *"We view nearly all aspects of the Red Lobster transaction as not particularly compelling.* Seemingly in an effort to get a deal done, cash efficiency may have suffered: 1) Tax leakage ($2.1B sales price, $1.6B net proceeds), particularly on the real estate sale, is quite high and we were disappointed with a lack of details for alternative, more tax-efficient options. 2) A trough multiple of what we estimate as ~5x EBITDA (companies with the lowest EBITDA multiples within the restaurant universe are trading at 7-8x) on, hopefully, trough rent-adjusted Red Lobster EBITDA seems despondent. Further, breakage costs associated with the intended debt reduction are material (we est. a minimum of $80MM, but likely much more depending on the tranches redeemed), further reducing net cash."
>
> – *UBS, May 20, 2014*

> "$2.1billion represents a seemingly compelling 9.0x EBITDA multiple, but it's on artificially depressed F14 ests and offers no premium to a conservative DCF. We could get to valuations as high as $3.1billion for the company, and, particularly considering how tax-inefficient the transaction will be, believe that it was not the best course of action for shareholders."
>
> – *Credit Suisse, May 20, 2014*

> *"In short, in our eyes, "the taxman stole the show" by taking 25% of the gross proceeds."*
>
> – *Stifel, May 16, 2014*

> "Today, Darden announced that it has entered into a definitive agreement to sell its Red Lobster business and related assets to Golden Gate Capital for $2.1 billion in cash. *Destroying a business and giving it away for free is a familiar practice for CEO Clarence Otis. He first did it with Smokey Bones and has done it again with Red Lobster."*
>
> – *Hedgeye, May 16, 2014*

> *"It is unconscionable that the Darden Board would allow the Company to sell its Red Lobster business for what amounts to a 'fire sale' price after shareholders clearly indicated that they did not want the Company to enter into a transaction* unless it was subject to their approval. While the announced deal reinforces the value of Darden's vast real estate assets and the benefits of establishing separate brand-focused operating companies, as structured, we believe it destroys more value than it creates. Given the market's strongly negative reaction to the announcement, it appears that other shareholders are also extremely disappointed by the transaction."
>
> – *Barington, May 19, 2014*

> "Management's decision to ignore shareholder concerns and go forth with an undervalued sale of Red Lobster as opposed to waiting for operations to improve or entertain monetization without fully disposing the brand during a depressed earning's period will likely result in meaningful changes at the board level and among senior management."
>
> – *Buckingham, May 16, 2014*

Sadly, the Red Lobster Sale is only the most recent, and most egregious, example of the current Board and management's extended record of poor performance and value destruction.

DARDEN'S PERFORMANCE UNDER THE CURRENT BOARD HAS BEEN UNACCEPTABLE

The current Board has presided over an extended period of poor stock price performance, poor operating performance, poor capital allocation, and poor corporate governance. Darden's unacceptable corporate governance has led to a substantial destruction of shareholder value that demonstrates the need for immediate and substantial change to Darden's Board.

Stock Price Performance

As we discussed in detail in our prior letters and presentations, Darden's stock has significantly underperformed peers over an extended period of time. For example, over the last five years, *Darden has underperformed its closest direct competitors and its proxy peer group by approximately 300%.*

	Share Price Performance [1]		
	1 Year	**3 Year**	**5 Year**
S&P 500 Index	20%	52%	171%
RUSSELL 3000 Restaurants Industry	18%	68%	212%
Proxy Group [2]	29%	93%	412%
Closest Direct Peers [3]	34%	80%	400%
Darden Restaurants, Inc.	**5%**	**18%**	**104%**
Underperformance vs. S&P 500	(15%)	(34%)	(66%)
Underperformance vs. RUSSELL 3000	(13%)	(50%)	(108%)
Underperformance vs. Proxy Group	(24%)	(75%)	(308%)
Underperformance vs. Closest Direct Peers	**(29%)**	**(62%)**	**(296%)**

Source: CapitalIQ

Note: For each time period, excludes companies not publicly traded throughout that entire period

1. Performance as of 3/14/14, prior to Starboard's filing of definitive proxy materials for the Special Meeting request, adjusted for dividends

2. Proxy Group consists of companies used in the Company's proxy to set executive compensation

3. Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG

Operating Performance

As we detailed in our investor presentation dated March 31, 2014 (available at http://tinyurl.com/March31-Investor-Presentation), Darden's top- and bottom-line performance has significantly trailed peers. Same-store-sales for each of Darden's largest concepts, Olive Garden and Red Lobster, have declined significantly, and management's strategy of increasing pricing to offset traffic declines has only exacerbated the problem.

Further, despite Darden's inherent advantages of industry-leading AUV and scale, Darden's margins are well below peers.



We believe that the Company's recent operating results demonstrate that management and the Board are not executing and lack the skill and understanding to turn around Darden's performance. However, we also believe this underperformance is addressable and highlights an important opportunity for value creation at Darden, as we believe a more capable team will be able to close the gap between Darden and peers, positioning Darden as the industry leader in performance, not just in size.

Capital Allocation

Darden's record of capital allocation under the current Board is one of unchecked spending for top-line growth combined with abandonment of valuable assets that management does not have the skill to turn around. On the one hand, Darden has a history of acquiring brands at inflated prices, including RARE Hospitality, which was acquired for more than 11x EBITDA at the peak of the market in 2007, and Yard House, which was acquired for more than 20x EBITDA despite decelerating growth prospects.[3] On the other hand, Darden appears to have a predisposition to dispose of troubled concepts at rock bottom prices, such as Smokey Bones and now, unfortunately, Red Lobster at less than 1x EBITDA in net proceeds. In addition, the Company persisted with excessive capital spending on new units at both Red Lobster and Olive Garden long after it became clear that same-store-sales were decelerating and investors and sell-side analysts started asking management to slow new unit growth. *In total, since Clarence Otis was named CEO in 2004, Darden has spent approximately $6.1 billion – or $46.50 per Darden share, nearly the entire market capitalization of Darden – on capital expenditures and acquisitions.*



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[3]Transaction multiples based on the latest twelve month historical period, per CapitalIQ. Note that for Yard House, this is for calendar year 2011. At the time of the announcement, management claimed that the "pro forma" 2013 acquisition multiple, including tax benefits, would be approximately 12.5x, but it is not clear that Yard House ever achieved the results assumed in this projection.



As we discussed in our investor presentation, we believe *this poor capital allocation was the direct result of poor corporate governance at the Board level, including shareholder-unfriendly compensation practices* that incentivized management to pursue growth at the expense of returns on capital and shareholder value.

When compared to peers on almost any metric – stock price performance, operating performance, or return on capital – Darden's results have been abysmal. Despite this terrible track record, management has been paid at the top of its peer group, demonstrating extremely poor pay-for-performance. It is also quite possible that compensation played a large role in the motivation for the Red Lobster Sale. It is worth noting that around the same time as the Company's announcement of its plan to separate Red Lobster, the Company announced a shift in compensation practices from a compensation plan based on total revenue growth and total EPS growth to one based on same-store-sales and free cash flow. Red Lobster's declining same-store-sales would have hurt management's compensation under this new plan.

THE CURRENT BOARD HAS A LONG HISTORY OF DISREGARDING SHAREHOLDERS' CONCERNS AND BEST INTERESTS WHILE MAINTAINING POOR CORPORATE GOVERNANCE PRACTICES

For years, Darden has maintained numerous shareholder-unfriendly corporate governance provisions, as evidenced by ISS' governance Quickscore of 10, indicating the highest possible governance risk.

Management's recent shareholder-unfriendly Bylaw changes and horrific track record when it comes to shareholder and analyst engagement call into serious question whether the current Board has been fulfilling its most basic fiduciary duties to its shareholders. Glass Lewis highlighted Darden's troubling governance in its recent report in connection with our Special Meeting campaign:

> *"Darden's portrayal of itself as a company that is strongly committed to shareholder engagement, that welcomes shareholder input and that values the views of shareholders rings somewhat hollow, to our ears, considering the Company's corporate governance policies and its track record of dealing with investors and analysts who have been critical of the Company."*
>
> – *Glass Lewis*

Amazingly, Glass Lewis levied this criticism of Darden's governance even before the Company ignored the Special Meeting request.

Darden's recent Bylaw amendments and the Board's decision to ignore shareholders and sell Red Lobster underscore the Company's disregard for shareholder interests and call into question the Board's motives. Perhaps the Board foreshadowed the extreme angst of shareholders upon the Red Lobster Sale announcement when it amended the Bylaws to give itself discretion to unilaterally delay the 2014 Annual Meeting, which is typically held in September, beyond October, and to provide for more stringent nomination notice and business proposal requirements. In addition, the amended Bylaws remove the ability of shareholders to fill existing vacancies at the next annual or special meeting. Clearly, the Board has taken steps to further entrench itself. ISS expressed similar concerns regarding Darden's problematic governance issues, including the recent Bylaw changes:

> "On March 19, 2014 the company announced several changes to its bylaws which would 'update the bylaws to address current market practices.' However, some of the bylaw changes appear to go beyond modernization, and—in the context of an extant challenge from shareholders—call into question the board's motivation….the nature of these particular changes, coupled with the last-minute cancelation of its formerly annual 2-day analyst conference in March, may suggest cause for concern to shareholders. At the very least, one has to wonder why the board chose this particular time to 'modernize' the bylaws by granting itself powers to obstruct, or otherwise raising defenses against, shareholders who might wish to use the annual meeting to hold directors accountable. This is a particularly resonant question when the board is also arguing that a special meeting to request shareholders be allowed to ratify or reject a major strategic transaction is an 'unsatisfactory' approach."
>
> – ISS

SHAREHOLDERS REQUIRE A BOARD THAT WILL ADDRESS AND RESPECT SHAREHOLDER CONCERNS

We also have serious concerns with Darden's long history of silencing critics and trying to avoid an active dialogue on the key issues facing the Company. A recent *CNBC* article titled *Darden Uses Lobster Claws On Critical Analysts* chronicles tactics used by Darden to put a muzzle on analysts who provide critical analysis. The article discusses how analysts from leading sell-side research firms have had access limited to varying degrees following their publication of analysis that did not reflect positively on management, and notes that this practice has been going on for more than a decade and continues to this day. Further, the *New York Post* recently published an article titled *Darden Accused of Icing out Critics of Red Lobster Spinoff*, which states:

> "[S]ome investors are protesting that Darden's idea of 'direct engagement' amounts to returning the phone calls of analysts and investors who agree with its strategy while ignoring calls from dissenters. 'They've got a history of only engaging with investors and analysts who are supportive of their views,' said one Darden shareholder, who declined to give his

name for fear of retribution from the company. 'If the board is so convinced [a Red Lobster spinoff] is such a great idea, then put it to a vote.'"

— New York Post

WE HAVE NOMINATED A SLATE OF HIGHLY QUALIFIED DIRECTORS TO REPRESENT SHAREHOLDERS' BEST INTERESTS

It has been clear for some time that some level of change would likely be required at Darden to increase value for shareholders, as the current Board has presided over an extended period of poor stock price performance, poor operating performance, and poor corporate governance. The current Board also lacks meaningful restaurant operating experience, and has been unable to effectively oversee a management team that also notably lacks credible restaurant operating experience at the CEO level. ***Now that Darden's egregious corporate governance practices have directly resulted in a substantial and easily avoidable destruction of shareholder value, in clear defiance of a strong shareholder directive, it is apparent that the majority of Darden's current Board must be replaced.*** We believe Darden's current Board clearly lacks the objectivity and perspective needed to make decisions that are in the best interests of shareholders.

Therefore, yesterday we delivered a letter to Darden formally nominating 12 highly qualified candidates for election at the 2014 Annual Meeting. While we have not yet determined the exact number and composition of our slate, we have carefully selected a group of candidates with a unique set of skills and perspectives directly relevant to Darden's business and current challenges, including experienced restaurant operators with expertise in Darden's major business lines, and experts in real estate, finance, turnarounds, supply chain, and, critically, effective public company governance and compensation programs. Further, ***these directors will commit to fairly and objectively representing the best interests of all shareholders***.



Betsy S. Atkins

- Ms. Atkins (no relation to Shan Atkins) has served on more than 20 public company boards and has been a CEO three times, dramatically scaling, building, and repositioning businesses.

- She has been recognized for her broad experience and thought leadership in corporate governance matters, including executive compensation best practices.

- She was the co-founder of Ascend Communications and CEO of NCI, and has a strong skill set in sales and marketing, and an extensive knowledge of social media, digital marketing, adtech, and consumer loyalty programs.



Margaret Shân Atkins

- Ms. Atkins (no relation to Betsy Atkins) has a rich career in the retail and consumer space as well as impressive experience in corporate governance best practices.
- She has served on the board of Tim Horton's, one of the largest and most successful quick-service restaurant chains in North America, since 2007.
- A CPA by background, Ms. Atkins has served on five Audit Committees (four as Chair), four Compensation Committees (one as Chair), three Governance Committees, and CEO Search, Special Investigations, and Shareholders Rights Plan Committees.
- She spent 14 years in Bain's consumer and retail practice, 5 years at Sears as their EVP of Strategic Initiatives, and currently serves on the boards of Tim Horton's, True Value Company, Pep Boys, and SpartanNash Company.
- She regularly speaks at conferences and sits on panels discussing audit committee best practices, board composition and culture, executive compensation, and corporate governance.



Jean M. Birch

- Ms. Birch served as President of IHOP Restaurants, a division of DineEquity, from 2009 to 2012. Ms. Birch gained extensive experience managing franchisees at this nearly 100% franchised restaurant concept.
- At IHOP, she launched a focused brand re-positioning, new marketing campaign, and innovative culinary strategy including addressing health and wellness.
- Ms. Birch has also served as President of Romano's Macaroni Grill and Corner Bakery Café, both divisions of Brinker International.
- Earlier in her career, she held senior positions at YUM! Brands, including VP of Operations at Taco Bell and Senior Director of Concept Development at Pizza Hut.
- Previously, Ms. Birch served on the Board of Directors of Meals on Wheels Association of America Foundation, Women's Foodservice Forum, and Centralized Supply Chain Services and currently serves on the board of Cosi and Children's Miracle Network Hospitals.



Bradley D. Blum

- Mr. Blum spent a significant portion of his career with Darden and General Mills.
- As President of Olive Garden from 1994 to 2002, he led a brand renaissance that transformed Olive Garden from a struggling company in serious decline to one of the most successful casual dining restaurants in the world, and a business that is currently the largest and most valuable part of Darden's portfolio of brands.
- During Mr. Blum's tenure at Darden, the Company's stock price outperformed the S&P 500 by more than 100%, and Olive Garden achieved 29 consecutive quarters of same-restaurant-sales increases, increased average annual sales per restaurant from approximately $2.5 million to $4 million, and significantly increased overall profits.
- Mr. Blum served on Darden's Board of Directors for more than 5 years, including as Vice Chairman of the Company.
- He then joined Burger King as CEO to turn around their struggling business, which resulted in a successful IPO in 2006 that achieved an outsized return on the original private equity investment.
- As a senior executive in the cereal division of General Mills, Mr. Blum was responsible for developing and introducing Cinnamon Toast Crunch, Total Raisin Bran, Apple Cinnamon Cheerios, and Basic 4.



Peter A. Feld

- Mr. Feld is a Managing Member and Head of Research of Starboard Value LP, and a member of the Management Committees of Starboard Value GP and Principal GP.
- Mr. Feld has an extensive knowledge of the capital markets and corporate governance practices as a result of his investment and private equity background.
- He serves as a member of the Board of Directors of Tessera Technologies, which develops, invests in, licenses, and delivers innovative miniaturization technologies and products for next-generation electronic devices.
- Previously, he has served as a Director of Unwired Planet (Chairman), Integrated Device Technology, SeaChange International, and CPI Corporation.



James P. Fogarty

- Mr. Fogarty has been the CEO and a Director of Orchard Brands, a multi-channel marketer of apparel and home products, since November 2011.
- As the former CEO of American Italian Pasta Company, Mr. Fogarty brings consumer and supply chain experience in areas directly relevant to Darden's largest brand.
- Mr. Fogarty's other turnaround roles have included stints as CEO of Charming Shoppes, President & COO of Lehman Brothers (subsequent to its bankruptcy filing), CFO of Levi Strauss & Company, and CFO of the Warnaco Group.
- Mr. Fogarty served as a Managing Director of Alvarez & Marsal for 15 years, specializing in turnarounds.



Cynthia T. Jamison

- Ms. Jamison brings vast board experience, including her most recent success as Chairman of the Board of Tractor Supply Co., which has outperformed the S&P by over 1,300% since she joined the Board in 2002.
- Ms. Jamison also serves on the board of Office Depot and B&G Foods.
- She has served on five Audit Committees (three as Chair), four Compensation Committees (one as Chair), and three Governance Committees (one as Chair) throughout her career.
- Ms. Jamison has experience as CFO and COO of several public companies.
- She is both a frequent keynote speaker on CFO and boardroom topics, and quoted as a financial/economic "expert" in Forbes, the Wall Street Journal, Newsweek, CFO Magazine, and the Economist.



William H. Lenehan

- Mr. Lenehan has significant expertise in the real estate industry.
- He served as CEO of MI Developments, now named Granite REIT, an owner of net leased industrial and manufacturing real estate, where he was a member of their Strategic Review Committee and was a Director.
- He is Chair of the Investment Committee, Member of the Nominating and Corporate Governance Committee, and a Director of Gramercy Property Trust, a publicly traded industrial and office property net lease REIT.
- He is Chair of the Corporate Governance Committee, Member of the Audit Committee, and a Director of Stratus Properties, owner of commercial real estate and residential land in Austin, Texas.
- He has assembled, in joint venture with private equity funds and public REITs, nearly 100 triple net leased properties in the last year.
- He was formerly an investment professional at Farallon Capital Management.



Lionel L. Nowell, III

- A CPA by background, Mr. Nowell served as the SVP and Treasurer of PepsiCo for 8 years.
- He has previously served as the CFO of The Pepsi Bottling Group, CFO of Pillsbury North America, and as a senior executive at Pizza Hut.
- Mr. Nowell currently serves as a Director and as a member of the Audit Committees for American Electric Power Company (Chair), Reynolds American Inc., and Bank of America Corporation.



Jeffrey C. Smith

- Mr. Smith is a Managing Member, CEO, and Chief Investment Officer of Starboard Value LP. Prior to founding Starboard, he was a Partner and Managing Director of Ramuis LLC.
- Mr. Smith currently serves on the Board of Directors of Office Depot, an office supply company, and Quantum Corporation, a global expert in data protection and big data management.
- Previously, he has served as a Director of Regis, Surmodics, Zoran Corporation, Phoenix Technologies (Chairman), Actel Corporation, S1 Corporation, Kensey Nash Corporation, and The Fresh Juice Company.



Charles (Chuck) M. Sonsteby

- As CFO of Brinker International from 2001 to 2010, Mr. Sonsteby oversaw Brinker's historic casual dining turnaround effort, which included operational improvements that expanded margins by more than 300 basis points, divesting non-core brands, implementing a substantial domestic and international franchising program, and divesting company-owned real estate.
- Currently he serves as CFO and Chief Administration Officer at Michaels, the largest arts and crafts specialty retailer in North America.
- Mr. Sonsteby previously served on the board of Zale Corporation as the Audit Committee Chair and a member of the Compensation Committee.



Alan N. Stillman

- Mr. Stillman is a legendary restaurant visionary who created the T.G.I. Fridays and Smith & Wollensky concepts.
- He served as Chairman of The Smith & Wollensky Restaurant Group, which develops and operates high-end, high-volume restaurants in major cities across the United States.
- Mr. Stillman has also served as a Director of Meals on Wheels USA for over 20 years and is the founder and Chairman of Fourth Wall Restaurant Group, which owns Maloney & Porcelli, Quality Meats, Quality Italian, and the flagship Smith & Wollensky restaurant.

We are working with these director candidates, along with a group of advisors and one of the leading operationally-focused consulting firms, to develop a turnaround plan for Darden that will put performance on par with well-performing competitors and create substantial value for shareholders. We will publish that plan prior to the Annual Meeting.

Importantly, included among our group of directors and advisors are several executives with direct experience leading Darden's most important concepts and overseeing similar turnarounds at competing casual dining companies. For example, one of our nominees, Brad Blum, along with our advisor Bob Mock, previously turned around Olive Garden at a time when many questioned the brand's relevance and future. They turned Olive Garden from a struggling chain

with highly negative same-store-sales into a highly profitable, industry-leading concept that experienced 29 consecutive quarters of same-store-sales increases under their watch and grew AUV from approximately $2.5 million to $4 million. Separately, while at Brinker, Chuck Sonsteby saw a company with many of the same challenges that Darden faces today, and was instrumental in putting into place a plan that included the successful turnaround of restaurant operations, leading to both improved sales and a more than 300 basis point increase in margins, divesting of non-core brands, a significantly expanded franchising program both domestically and internationally, and the monetization of company-owned real estate for the benefit of shareholders. We believe experiences such as these will be invaluable to the new Darden board, and that the expertise and objectivity brought by our full group of nominees will be critical in implementing each aspect of our turnaround plan. Further, the consulting firm we have retained has implemented substantial turnarounds at numerous leading restaurant companies.

It is unfortunate Darden's current Board has chosen a scorched earth strategy for protecting their selfish interests. Although the Board has repeatedly proven its willingness to manipulate the corporate machinery in its favor and to take other actions that are clearly not in the best interest of shareholders, the time for change is coming quickly. Under Florida Law, Darden *must* hold an annual meeting. As Darden stated in its Revocation Statement, *"Shareholders will have the opportunity at the 2014 annual meeting to vote on how we have performed and hold us accountable."* We expect to do just that. We hope you agree that the team of professionals we have proposed for election to the Board at the Annual Meeting will provide the much needed change required to get Darden back on track. We look forward to sharing more details of our plan over the coming weeks and months and greatly appreciate your ongoing support.

Respectfully,

Jeffrey C. Smith
Managing Member
Starboard Value LP